No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on June 14, 2011, resolved forecasts for consolidated and unconsolidated financial results, and the expected amount of distribution of surplus per Share of Common Stock for the fiscal year ending March 31, 2012, which the Company was unable to announce on the occasion of the Fiscal 2011 Fourth Quarter Results on April 28, 2011.

Exhibit 2:

We hereby notify that after the reports described below were heard, all the proposals were approved by the 87th Ordinary General Meeting of Shareholders of the Company held on June 23, 2011.

Exhibit 3:

The Company is filing this Notice since on June 24, 2011, it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting of the Company.

Exhibit 4:

The Company hereby makes the following revisions to the English language translation of its consolidated financial results for the fiscal year ended March 31, 2011, which were originally announced on April 28, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: July 5, 2011

[Translation]

June 14, 2011

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Director

Notice Concerning Forecasts for Consolidated and Unconsolidated Financial Results and the Expected Amount of Distribution of Surplus for the Fiscal Year Ending March 31, 2012

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on June 14, 2011, resolved forecasts for consolidated and unconsolidated financial results, and the expected amount of distribution of surplus per Share of Common Stock for the fiscal year ending March 31, 2012, which the Company was unable to announce on the occasion of the Fiscal 2011 Fourth Quarter Results on April 28, 2011.

Particulars

1. Forecasts for Financial Results for the Fiscal Year Ending March 31, 2012

(1) Consolidated Financial Results

	(Millions of Yen, except net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes, and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced (A)	—	—	—	—	—
Forecast on June 14, 2011 (B)	8,300,000	200,000	215,000	195,000	108.19
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results for the fiscal year ended March 31, 2011	8,936,867	569,775	630,548	534,088	295.67

(2) Unconsolidated Financial Results

	(Millions of Yen, except net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced (A)	—	—	—	—	—
Forecast on June 14, 2011 (B)	2,720,000	- 200,000	- 40,000	15,000	8.32
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results for the fiscal year ended March 31, 2011	2,915,416	13,994	229,769	86,657	47.97

Basis for this Timing of Announcement of the Forecasts

The Company was unable to reasonably calculate forecasts for the consolidated and unconsolidated financial results for the fiscal year ending March 31, 2012 due to the impact of the Great East Japan Earthquake that occurred on March 11, 2011. However, based on various factors such as recent environment and trends in the Company’s financial results, the Company hereby announces its forecasts for the consolidated and unconsolidated financial results for the fiscal year ending March 31, 2012, as above. The forecasts for the first half are not yet determined. The above forecast is based on the assumption that the exchange rates are 80 yen per 1 U.S. dollar and 110 yen per 1 Euro.

*	For more detail, please refer to the Company’s investor relations website (URL http://world.honda.com/investors/).

2. The Expected Amount of Distribution of Surplus per Share of Common Stock for the Fiscal Year Ending March 31, 2012

	(Yen)
	Dividends Per Share (yen)
Record Date	The End of First Quarter	The End of Second Quarter	The End of Third Quarter	Year-end	Total
Expected Dividends previously announced	—	—	—	—	—
Expected Dividends	15	15	15	15	60
Performance in Fiscal 2012	—	—	—	—	—
Performance in Fiscal 2011	12	12	15	15	54

*	Please note that the year-end cash dividends for the fiscal year ended March 31, 2011 is a matter to be resolved at the 87th Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2011.

Basis for this Timing of Announcement of the Expected Amount of Distribution of Surplus per Share of Common Stock

The Company was unable to reasonably calculate the expected amount of distribution of surplus per Share of Common Stock for the fiscal year ending March 31, 2012 due to the impact of the Great East Japan Earthquake. However, based on the above forecasts for the consolidated and unconsolidated financial results for the fiscal year ending March 31, 2012, the Company hereby announces the expected amount of distribution of surplus per Share of Common Stock for the fiscal year ending March 31, 2012, as above.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results and dividends could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

(TRANSLATION)

June 23, 2011

To our shareholders,

Notice of Resolutions passed by the 87th

Ordinary General Meeting of Shareholders

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 87th Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takanobu Ito

President and

Representative Director

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku

Tokyo

Particulars

Matters reported:

1.	Report on the Business Report, consolidated financial statements and unconsolidated financial statements for the 87th Fiscal Year (from April 1, 2010 to March 31, 2011)

2.	Report on the results of the audit of the consolidated financial statements for the 87th Fiscal Year (from April 1, 2010 to March 31, 2011) by the independent auditors and the Board of Corporate Auditors

The contents of these documents were reported.

Matters resolved:

FIRST ITEM: Distribution of Dividends

The proposal was approved in its original form, and the year-end dividend for the fiscal year under review will be ¥15 per share.

SECOND ITEM: Partial Amendment to the Articles of Incorporation

The proposal was approved in its original form, and the contents of the amendments are as follows:

Existing Articles of Incorporation	Proposed Amendments
Chapter I. General Provisions	Chapter I. General Provisions

(Method of giving public notices)	(Method of giving public notices)

Article 5.	Article 5.

The public notices of the Company shall be given by publication in the Nihon Keizai Shinbun published in Tokyo.	The public notices of the Company shall be given by way of electronic public notice; provided, however, that, if any public notice is unable to be given by electronic public notice due to an accident or for any other unavoidable reason, public notice of the Company shall be made by publishing such notice in the Nihon Keizai Shinbun published in Tokyo.

Existing Articles of Incorporation	Proposed Amendments
Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders

[Newly established]

(Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)

Article 15.

Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet.

Article 15.	Article 16.

[Provisions omitted]	[Same as at present]

Article 17.	Article 18.

Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

(Number of Directors)	(Number of Directors)

Article 18.	Article 19.

Directors of the Company shall be not more than thirty in number.	Directors of the Company shall be not more than fifteen in number.

Article 19.	Article 20.

[Provisions omitted]	[Unchanged]

Article 26.	Article 27.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 27.	Article 28.

[Provisions omitted]	[Same as at present]

Article 31.	Article 32.

Existing Articles of Incorporation	Proposed Amendments
(Remuneration of Corporate Auditors, etc.)	(Remuneration of Corporate Auditors, etc.)

Article 32.	Article 33.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.	Remuneration and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Chapter VI. Accounts	Chapter VI. Accounts

Article 33.	Article 34.

[Provisions omitted]	[Same as at present]

Article 36.	Article 37.

*	The underlines indicate the portions amended.

THIRD ITEM: Election of Twelve (12) Directors

The proposal was approved in its original form, and 11 directors were re-elected: Koichi Kondo, Takanobu Ito, Akio Hamada, Tatsuhiro Oyama, Fumihiko Ike, Tomohiko Kawanabe, Kensaku Hogen, Nobuo Kuroyanagi, Takeo Fukui, Takuji Yamada, Masahiro Yoshida. One director was newly elected: Yoshiharu Yamamoto. They have all assumed their posts.

FOURTH ITEM: Election of Two (2) Corporate Auditors

The proposal was approved in its original form, and two corporate auditors, Mr. Hirotake Abe and Mr. Tomochika Iwashita, were newly elected. They have all assumed their posts.

FIFTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 87th Fiscal Year

The proposal was approved in its original form, and the Company will pay a bonus in the total amount of three hundred and thirty-two million and nine hundred and thirty thousand yen (¥332,930,000) to the twenty (20) directors in office as of the end of the fiscal year (including the total amount of six million and four hundred thousand yen (¥6,400,000) to the two (2) outside directors) and a bonus in the total amount of thirty-nine million and eight hundred and ninety thousand yen (¥39,890,000) to the five (5) corporate auditors in office as of the end of the fiscal year. The amount of bonus payable to each of the directors and corporate auditors is left to be determined by the Board of Directors with regard to each director’s bonus, and to the consultation among the corporate auditors with regard to each corporate auditor’s bonus.

SIXTH ITEM: Revision of Amounts of Remuneration Payable to Directors and Corporate Auditors

The proposal was approved in its original form, and the total amount of remuneration payable by the Company to the Directors was revised to one billion and three hundred million yen (¥1,300,000,000) or less per annum (including the amount payable to the outside Directors being thirty-four million yen (¥34,000,000) or less per annum) and the total amount of remuneration payable to the Corporate Auditors was revised to two hundred and seventy million yen (¥270,000,000) or less per annum.

*****************************

At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, Representative Directors and directors with executive powers were elected, and they have assumed their posts.

As a result, the composition of the directors of the Company is as follows:

Chairman and Representative Director

Koichi Kondo

Compliance Officer

President, Chief Executive Officer and

Representative Director

Takanobu Ito

Chief Operating Officer for Automobile Operations

Executive Vice President,

Executive Officer and Representative Director

Akio Hamada

Chief Operating Officer for Production Operations

Senior Managing Officer and Director

Tatsuhiro Oyama

Chief Operating Officer for Motorcycle Operations

Chief Officer of Driving Safety Promotion Center

Senior Managing Officer and Director

Fumihiko Ike

Chief Operating Officer for Business Management Operations

Risk Management Officer

General Supervisor, Information Systems

Senior Managing Officer and Director

Tomohiko Kawanabe

Responsible for Quality, Certification and Regulation Compliance

Managing Officer and Director

Yoshiharu Yamamoto

President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Director

Kensaku Hogen

Director

Nobuo Kuroyanagi

Director and Advisor

Takeo Fukui

Operating Officer and Director

Takuji Yamada

Chief Operating Officer for Power Product Operations

Operating Officer and Director

Masahiro Yoshida

Chief Operating Officer for Business Support Operations

(Note)	Mr. Kensaku Hogen and Mr. Nobuo Kuroyanagi are outside directors as provided for in Article 2, Item 15 of the Company Law.

Also, at the meeting of the Board of Corporate Auditors following the Ordinary General Meeting of Shareholders, full-time Corporate Auditors were re-elected, and they have assumed their posts. As a result, the composition of the Corporate Auditors of the Company is as follows:

Corporate Auditor (full-time)

Toru Onda

Corporate Auditor (full-time)

Hideki Okada

Corporate Auditor

Fumihiko Saito

Corporate Auditor

Hirotake Abe

Corporate Auditor

Tomochika Iwashita

(Note)	Corporate Auditors Fumihiko Saito, Hirotake Abe and Tomochika Iwashita are outside corporate auditors as provided for in Article 2, Item 16 of the Company Law.

The Company has introduced an operating officer system to strengthen operations in regions and local workplaces and implement quick and appropriate decisions. At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, operating officers were elected, and they have assumed their posts.

As a result, the composition of the Operating Officers of the Company is as follows:

President, Chief Executive Officer

Takanobu Ito

Chief Operating Officer for Automobile Operations

Executive Vice President

Akio Hamada

Chief Operating Officer for Production Operations

Senior Managing Officer

Tetsuo Iwamura

Chief Operating Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Senior Managing Officer

Tatsuhiro Oyama

Chief Operating Officer for Motorcycle Operations

Chief Officer of Driving Safety Promotion Center

Senior Managing Officer

Fumihiko Ike

Chief Operating Officer for Business Management Operations

Risk Management Officer

General Supervisor, Information Systems

Senior Managing Officer

Tomohiko Kawanabe

Responsible for Quality, Certification and Regulation Compliance

Managing Officer

Takashi Yamamoto

General Manager of Automobile Production Office, Production Operations

Managing Officer

Masaya Yamashita

Chief Operating Officer for Purchasing Operations

Managing Officer

Hidenobu Iwata

President and Director of Honda of America Mfg., Inc.

Managing Officer

Manabu Nishimae

Chief Operating Officer for Regional Operations (Europe, the Middle &Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Managing Officer

Koichi Fukuo

Executive in Charge of Business Unit No. 1, Automobile Operations

Managing Officer

Hiroshi Kobayashi

Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

Managing Officer

Sho Minekawa

Chief Operating Officer for Regional Sales Operations (Japan)

Managing Officer

Yoshiharu Yamamoto

President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Managing Officer

Toshihiko Nonaka

Responsible for Products, Automobile Operations

Senior Managing Officer and Director, Honda R&D Co., Ltd.

Operating Officer

Takuji Yamada

Chief Operating Officer for Power Product Operations

Operating Officer

Masahiro Takedagawa

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Operating Officer

Yoshiyuki Matsumoto

Executive in Charge of Business Unit No. 3, Automobile Operations

Operating Officer

Ko Katayama

General Manager of Saitama Factory of Production Operations

Operating Officer

Masahiro Yoshida

Chief Operating Officer for Business Support Operations

Operating Officer

Seiji Kuraishi

Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Operating Officer

Takashi Nagai

President and Director of Honda Siel Cars India Ltd.

President and Director of Honda Motor India Private Ltd.

Operating Officer

Katsushi Watanabe

General Manager of Kumamoto Factory of Production Operations

Operating Officer

Toshiaki Mikoshiba

President of Guangqi Honda Automobile Co., Ltd.

Operating Officer

Yoshi Yamane

Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Operating Officer

Takashi Sekiguchi

President and Director of Honda Canada Inc.

Operating Officer

Takahiro Hachigo

General Manager of Suzuka Factory of Production Operations

Operating Officer

Hiroshi Sasamoto

President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Operating Officer

Hiroyuki Yamada

Chief Operating Officer for Customer Service Operations

Operating Officer

Chitoshi Yokota

Executive in Charge of Business Unit No. 2, Automobile Operations

Operating Officer

Michimasa Fujino

President and Director of Honda Aircraft Company, Inc.

Operating Officer

Soichiro Takizawa

Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer

Yuji Shiga

Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations

Operating Officer

Kohei Takeuchi

General Manager of Accounting Division for Business Management Operation

June 24, 2011

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice of Resolutions Passed by the 87th Ordinary General Meeting

of Shareholders and Results of Voting

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 87th Ordinary General Meeting of Shareholders of the Company held on June 23, 2011 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Filing

Honda Motor Co., Ltd. (“the Company”) is filing this Notice since today it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report “) pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting of the Company.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 23, 2011

(2)	Details of the matters resolved:

First Item: Distribution of Dividends

The year-end dividend for the fiscal year ended March 31, 2011: JPY 15 per share.

Second Item: Partial Amendment to the Articles of Incorporation

Third Item: Election of Twelve (12) Directors

Eleven (11) directors, namely Koichi Kondo, Takanobu Ito, Akio Hamada, Tatsuhiro Oyama, Fumihiko Ike, Tomohiko Kawanabe, Kensaku Hogen, Nobuo Kuroyanagi, Takeo Fukui, Takuji Yamada and Masahiro Yoshida, were re-elected. One (1) director, Yoshiharu Yamamoto, was newly elected.

Fourth Item: Election of Two (2) Corporate Auditors

Two (2) corporate auditors, Mr. Hirotake Abe and Mr. Tomochika Iwashita, were newly elected.

Fifth Item: Payment of Bonus to Directors and Corporate Auditors for the fiscal year ended March 31, 2011

Sixth Item: Revision of Amounts of Remuneration Payable to Directors and Corporate Auditors

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, results of voting and requirements for the approval of such matters for resolution:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
First Item	13,736,046	194,833	22,448	94.15	Approved
Second Item	13,900,210	31,470	22,020	95.28	Approved
Third Item
Koichi Kondo	13,608,539	328,638	165,539	92.34	Approved
Takanobu Ito	13,569,427	343,060	41,227	93.01	Approved
Akio Hamada	13,799,657	137,521	16,539	94.59	Approved
Tatsuhiro Oyama	13,788,632	148,547	16,539	94.51	Approved
Fumihiko Ike	13,714,328	222,850	16,539	94.00	Approved
Tomohiko Kawanabe	13,788,520	148,658	16,539	94.51	Approved
Kensaku Hogen	13,891,433	55,230	7,057	95.22	Approved
Nobuo Kuroyanagi	11,944,297	1,992,518	16,901	81.87	Approved
Takeo Fukui	13,669,737	267,441	16,539	93.70	Approved
Takuji Yamada	13,788,646	148,532	16,539	94.51	Approved
Masahiro Yoshida	13,788,318	148,860	16,539	94.51	Approved
Yoshiharu Yamamoto	13,763,872	173,306	16,539	94.34	Approved
Fourth Item
Hirotake Abe	13,884,909	47,328	21,428	95.17	Approved
Tomochika Iwashita	10,318,815	3,613,380	21,461	70.73	Approved
Fifth Item	12,705,172	1,220,805	27,738	87.09	Approved
Sixth Item	13,665,034	259,429	29,300	93.67	Approved

The requirements for approval of each matter for resolution are as follows:

-	For the First, Fifth and Sixth Items of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting

-	For the Second Item of the proposals, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

-	For the Third and Fourth Items of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above

The aggregate number of (a) voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Companies Act of Japan. Accordingly, the number of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the number of votes mentioned in paragraph (3) above.

Honda Motor Co., Ltd. corrects the English language translation of its financial release for the fiscal year ended March 31, 2011

Honda Motor Co., Ltd. hereby makes the following revisions to the English language translation of its consolidated financial results for the fiscal year ended March 31, 2011, which were originally announced on April 28, 2011 (the “Original Announcement”).

1.	In the “Fiscal Year Results” section, on page 7 of the Original Announcement, the following revision is made:

-	Within the second last sentence in the explanatory note that starts with “*Of the net sales of Honda-brand motorcycle products”, “7,920 thousand units” should read “7,290 thousand units”.

2.	In the “Unconsolidated Financial Summary” section, on page 43 of the Original Announcement, the following revision is made:

-	In the Unconsolidated Statements of Income for the fiscal year ended March 31, 2010 and 2011, on page 43 of the Original Announcement, an account title that reads “Prior years” should be added between “Current” and “Deferred” in “Income taxes (benefit) expense:”, and the million yen amount of the “Prior years” for the year ended Mar. 31, 2011, should read “9,331”.